# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BRIGHTWOOD CAPITAL CORPORATION I, CIK 0001895316
CUSIP: 000000000
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 810 Seventh Avenue, 26th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 06/13/2025
Filed by CIK 0001480561
Persons authorized to receive notices and communications: Garon Meikle, CFO, UAW Retiree Medical Benefits Trust, 1155 Brewery Park Blvd., Suite 400, Detroit, Michigan (MI), 48207, (313) 324-5900

## Reporting persons
- UAW Retiree Medical Benefits Trust (CIK 0001480561): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 39,880,035.43; sole dispositive power 0; shared dispositive power 39,880,035.43; aggregate amount beneficially owned 39,880,035.43 (99% of the class)
- UAW Chrysler Retirees Medical Benefits Plan (CIK 0001795057): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,936,127.05; sole dispositive power 0; shared dispositive power 7,936,127.05; aggregate amount beneficially owned 7,936,127.05 (19.7% of the class)
- UAW Ford Retirees Medical Benefits Plan (CIK 0001795052): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 12,283,050.92; sole dispositive power 0; shared dispositive power 12,283,050.92; aggregate amount beneficially owned 12,283,050.92 (30.5% of the class)
- UAW GM Retirees Medical Benefits Plan (CIK 0001795050): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 19,660,857.47; sole dispositive power 0; shared dispositive power 19,660,857.47; aggregate amount beneficially owned 19,660,857.47 (48.8% of the class)
- Hershel Harper (CIK 0001794997): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 39,880,035.43; sole dispositive power 0; shared dispositive power 39,880,035.43; aggregate amount beneficially owned 39,880,035.43 (99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: BRIGHTWOOD CAPITAL CORPORATION I
Address of issuer's principal executive offices: 810 Seventh Avenue, 26th Floor, New York, New York (NY), 10019

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 26, 2024, pursuant to distribution reinvestment plans (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 28,798 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 44,572 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 71,344 Shares. The price per Share was $ $10.60.

On January 14, 2025, pursuant to distribution reinvestment plans (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 38,909.42 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 60,221.62 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 96,393.70 Shares. The price per Share was $10.60.

On June 13, 2025, pursuant to distribution reinvestment plans (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 41,219.88 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 63,797.61 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 102,117.60 Shares. The price per Share was $10.63.

The purpose of the transaction was to acquire securities of the Issuer for investment purposes.

The Issuer is a business development company. The Reporting Persons expect to continue to beneficially own, in the aggregate, greater than 99% of the Shares outstanding. The investment strategy and investment policy of the Issuer have been devised by, and will be implemented by, Brightwood Capital Advisors, LLC. The Reporting Persons do not have any plans or proposals to make any changes to the Issuer's investment policy.

The Reporting Persons may change their intention with respect to any and all matters referred to in this Item 4. Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of Shares to which this Amendment No. 8 relates is 39,880,035.43. Such aggregate number of Shares represents 99.0% of the common stock of the Issuer. The percentage reported in this Amendment No. 8 is calculated based upon 40,278,835.79 Shares outstanding as of June 13, 2025 as indicated by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
The UAW Chrysler Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 7,936,127.05 Shares. Such Shares represent 19.7% of the Shares outstanding.

The UAW Ford Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 12,283,050.92 Shares. Such Shares represent 30.5% of the Shares outstanding.

The UAW GM Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 19,660,857.47 Shares. Such Shares represent 48.8% of the Shares outstanding.

UAW RMBT is the trust under which the Plans are established and, pursuant to Rule 13d-3, may be deemed to beneficially own the 39,880,035.43 Shares held by the Plans. Such Shares represent 99.0% of the Shares outstanding. UAW RMBT is an indirect beneficial owner of these Shares.

Hershel Harper is the chief investment officer of UAW RMBT, the trust under which the Plans are established, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 39,880,035.43 Shares held by the Plans. Such Shares represent 99.0% of the Shares outstanding. Hershel Harper is an indirect beneficial owner of these Shares.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 4, no transactions in the Shares were effected during the past sixty days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- UAW Retiree Medical Benefits Trust: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (06/16/2025)
- UAW Chrysler Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (06/16/2025)
- UAW Ford Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (06/16/2025)
- UAW GM Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (06/16/2025)
- Hershel Harper: /s/ Hershel Harper, Hershel Harper (06/16/2025)